# Great Lakes Bancorp, Inc.

## *Strategies for Future Success*

*Investor Presentation*

*February 28, 2007*

# *Strategies for Future Success*

1: Aggressively grow loan portfolios.

2: Reduce residential mortgage loan concentration.

3: Focus on Western New York for loan growth.

4: Maintain credit quality.

5: Complete branch network in 2007.

6: Increase sources of low-cost funding.

7: Grow and diversify noninterest income.

8: Aggressively manage operating costs.

***SAFE HARBOR STATEMENT***

This presentation contains forward-looking information for Great Lakes Bancorp, Inc. Such information constitutes forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements.

## Strategy 1: Aggressively grow loan portfolios.

**Total Loans**

***(Average balances, dollars in millions)***

**Results: Three-year CAGR 37%**


$180
$263
$353
$464
2003
2004
2005
2006
+46%
+34%
+31%

# Strategy 1: Aggressively grow loan portfolios (continued)

**Commercial Real Estate Loans**

***(Average balances, dollars in millions)***

**Results: Three-year CAGR 71%**



$16
$25
$42
$79
2003
2004
2005
2006
+60%
+67%
+88%

# Strategy 1: Aggressively grow loan portfolios (continued)

**Commercial and Industrial Loans**

***(Average balances, dollars in millions)***

**Results: Three-year CAGR 82%**



$8
$14
$23
$48
2003
2004
2005
2006
+72%
+68%
+107%

## Strategy 1: Aggressively grow loan portfolios (continued)

**Home Equity, Automobile and Other Consumer Loans**

*(Average balances, dollars in millions)*

**Results: Three-year CAGR 79%**


$16
$34
$72
$94
2003
2004
2005
2006
+109%
+111%
+31%

## Strategy 1: Aggressively grow loan portfolios (continued)

**Residential Mortgage Loans**

*(Average balances, dollars in millions)*

**Results: Three-year CAGR 20%**



$140
$190
$216
$243
2003
2004
2005
2006
+35%
+14%
+12%

# Strategy 2: Reduce residential mortgage loan concentration.



Loan Portfolio Composition
(Average balances,
dollars in millions)
2004
C&I 5%
CRE 10%
Other Consumer 13%
Residential Mortgage 72%
$263
2005
C&I 7%
CRE 12%
Other Consumer 20%
Residential Mortgage 61%
$353
2006
C&I 11%
CRE 17%
Other Consumer 20%
Residential Mortgage 52%
$464

## Strategy 3: Focus on Western New York for loan growth.

**Total Loans**

***(End-of-year balances, dollars in millions)***

| | | 2006 |
|---|---|---|
| **Western New York** | $ | 432 |
| **Remainder of New York State** | | 31 |
| **Florida** | | 8 |
| **Other States** | | 40 |
| | $ | 511 |

- Significant growth opportunity exists in Western New York relating to under-served commercial middle markets and consumer markets.
- Loan participations in and out of market will be pursued on a highly-selective basis.

Note: Geography of loan is determined by location of primary collateral.

# Strategy 4: Maintain credit quality.

**Year-end Credit Quality Data**

***(dollars in thousands)***

| | | 2004 | 2005 | 2006 |
|---|---|---|---|---|
| **Non-performing loans** | $ | 648 | 1,287 | 3,548 [1] |
| **Non-performing loans to total loans** | | 0.22% | 0.31% | 0.69% |
| **Non-performing assets** | $ | 704 | 1,413 | 3,639 |
| **Allowance for loan losses** | $ | 2,097 | 2,910 | 3,781 |
| **Allowance for loan losses to total loans** | | 0.72% | 0.71% | 0.73% |
| **Loan loss provisions recorded during year** | $ | 301 | 934 | 1,030 |

[1] Increase pertains to two real estate construction loans in Western New York. Both loans are well-secured by the projects and personal gaurantees. One project has experienced construction delays, the other slow sale of lots.

## Strategy 5: Complete branch network in 2007.

**2007 Projected Branch Openings**

| | | |
|---|---|---|
| Lockport | - | April |
| Orchard Park | - | May |
| Dunkirk | - | August (replacement branch) |
| Cheektowaga | - | September |

| | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|
| **Number of branches at year-end** | 6 | 7 | 10 | 14 | 17 |

## Strategy 6: Increase sources of low-cost funding.

**Noninterest-bearing Business Checking Accounts**

*(Average balances,
dollars in millions)*

**Results: Three-year CAGR 48%**


$9
$14
$20
$29
2003
2004
2005
2006
+56%
+43%
+45%

## Strategy 6: Increase sources of low-cost funding (continued).

**Interest-bearing Checking Accounts**

***(Average balances, dollars in millions)***

**Results: Three-year CAGR 52%**



$12
$21
$48
$42
2003
2004
2005
2006
+75%
+129%
-13%

## Strategy 7: Grow and diversify noninterest income.

*(dollars in thousands)*

| | 2004 | 2005 | 2006 |
|---|---|---|---|
| **Service charges on deposit accounts** | $ 370 | 433 | 654 |
| **Other fees and service charges** | 209 | 317 | 535 |
| **BOLI income** | 66 | 471 | 469 |
| **Loan fee income** | 61 | 85 | 338 |
| **Other income** | 15 | 65 | 190 |
| | $ 721 [1] | 1,371 [2] | 2,186 |
| | | **+90%** | **+59%** |

[1] Excludes gains on sale of investment securities and loans of $1,051.
[2] Excludes losses on sale of investment securities and loans of $3,253.

## Strategy 8: Aggressively manage operating costs.

*(dollars in thousands)*

| | 2004 | 2005 | 2006 |
|---|---|---|---|
| Salaries and benefits | $ 5,053 | 7,419 | 10,687 |
| Occupancy, equipment and furnishings | 1,243 | 2,030 | 2,472 |
| Data processing and operations | 683 | 789 | 962 |
| Advertising | 473 | 492 | 705 |
| Professional services | 259 | 363 | 726 |
| Printing, postage and supplies | 342 | 376 | 441 |
| Other operating expenses | 1,046 | 1,551 | 2,122 |
| | $ 9,099 | 13,020 | 18,115 |
| | | **+43%** | **+39%** |